SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of November 2011

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Third Quarter 2011 Results

Strengthening Results in Q3

Early Impact of our Performance Plan

Revenue up 21%

Operating Income at $98m, a 12% margin

Net Income of $41m

PARIS, France – November 9th 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today its non-audited third quarter 2011 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise.

Strengthening Financial Results

•	Group Revenue was $797 million, up 21% year-on-year and 6% sequentially.

•	Group Operating Income was $98 million, a 12% margin.

•	Sercel delivered excellent results with Operating Income at $87m, a 32% margin.

•	Services strengthened significantly with Operating Income at $53m, a 9% margin, mainly driven by strong Marine performance in the continued low priced environment.

•	Net Income was $41 million compared to a loss of $33 million in the third quarter 2010.

•	Group Operating Cash Flow was $119 million up 45% year-on-year and $486 million for the first nine months of the year, up 54%.

•

Net Free Cash Flow was negative at $66 million for the quarter and negative at $8 million for the first nine months of the year compared to a negative Net Free Cash Flow of $213m for the first nine months of 2010.

•	Net Debt to Equity ratio was stable at 41% compared to the end of 2010.

Positive Impacts of Performance Plan

•	Strong vessel utilization rates with vessel availability at 91% and vessel production at 93%.

•	Vessel upgrade plan on schedule:

•	The new X-BOW Oceanic Sirius, designed for 20 streamers, was delivered on October 3rd, 2011.

•	The upgraded Oceanic Phoenix and Endeavour were back in operations. The Endeavor completed the first BroadSeisTM wide-azimuth project ahead of schedule.

•	The Champion, the last of our vessels targeted for the performance program was delivered to the shipyard for major upgrade.

•	The commercial success of BroadSeisTM was confirmed with more than 10 surveys acquired since the beginning of the year, including the first BroadSeisTM wide-azimuth.

•	The strategic agreement with Spectrum was finalized. The disposal of our 2D marine library generated a capital gain of $19 million this quarter and CGGVeritas now owns a 25% stake in the company.

Backlog at the end of the quarter was $1.24 billion

Third Quarter 2011 key figures

In million $	Second Quarter	Third Quarter
	2011	2011	2010
Group Revenue	750	797	656
Sercel	267	275	247
Services	533	592	461
Group Operating Income	16	98	27
Margin	2%	12%	4%
Sercel	76	87	74
Margin	29%	32%	30%
Services	-29	53	-17
Margin	-5%	9%	-4%
Net Income	-38	41	-33
Margin	-5%	5%	-4%
Net Debt	1,492	1,543	1,566
Net Debt to Equity ratio	40%	41%	41%

CGGVeritas CEO, Jean-Georges Malcor commented:

“We are pleased to report that our results strengthened this quarter. Sercel continued to deliver superior performance and Services benefited from the early impact of our performance plan including strong fleet utilization rates, the growing success of BroadSeis and the continued development of our partnerships. We maintain our focus on performance improvements, cost reduction, and technological and commercial differentiation.

Looking forward, in the longer term and within the context of current global economic uncertainties, strong underlying oil and gas fundamentals are expected to translate to continued high levels of seismic demand. In the short term, while land mobilization ahead of an expected strong winter season and marine seasonal transits should moderate contract activity, planned lease sales should drive strong multi-client sales in the fourth quarter, especially near year-end. Based on this and an anticipated strong fourth quarter for Sercel, we remain confident to achieve our 2011 objectives.

In 2012, we will continue to pursue our performance plan in a seismic market which is expected to further strengthen for high-end technologies and solutions. Specifically, we expect demand for seismic equipment to remain strong, activity to build globally in key basins and marine overcapacity to progressively be absorbed.”

Third Quarter 2011 Financial Results

Group Revenue

Group Revenue was up 21% in $ (7% in €) year-on-year and 6% sequentially in $.

In millions	Second Quarter	Third Quarter		Third Quarter
	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	750	797	656	554	518
Sercel Revenue	267	275	247	191	194
Services Revenue	533	592	461	412	364
Eliminations	-50	-70	-51	-49	-40
Marine contract	242	291	173	203	137
Land contract	81	68	82	47	65
Processing	106	113	94	79	74
Multi-client	104	119	112	83	88
MC marine	78	83	77	58	60
MC land	26	36	35	25	28

Sercel

Year-on-year, revenue was up 11% in $ (down 2% in €). The growth in land equipment was driven by robust 428 and UNITETM channel demand for high density surveys and regional activity. Sequentially, revenue was up 3% in $. Internal sales represented 25% of revenue as Sentinel and Nautilus were delivered to the Oceanic Sirius.

Services

Year-on-year, revenue was up 28% in $ (13% in €). Sequentially revenue was up 11% in $ mainly driven by stronger vessel utilization rates.

•

Marine contract revenue was up 69% year-on-year in $ (48% in €). Sequentially, revenue was up 20% in $. Our 3D vessels were allocated 88% to contract and 12% to multi-client programs. The vessel availability rate[1] grew to 91% and the production rate[2] to 93% as a result of the early impact of our performance program with the Oceanic Phoenix and Oceanic Endeavour returning to operations following their performance upgrades. The Champion, the last of our vessel planned for performance upgrade was delivered to the shipyard and will return to operations in second quarter 2012. We completed three BroadSeisTM contracts worldwide this quarter and the Oceanic Sirius began operations after its October 3rd delivery on a BroadSeisTM survey on the Avaldnes Field.

•

Land contract revenue was down 17% year-on-year in $ (29% in €). Sequentially revenue was down 16% in $ due to operational difficulties on complex projects and the ongoing impact from the earlier unrest in North Africa and the Middle East. This contrasted with a strong North American market which is expected to extend through the 2012 winter campaign. 14 crews were in operation this quarter, including 4 Ocean Bottom Cable and Shallow Water crews in Indonesia and the Middle East.

[1]

– The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time.

[2]

– The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

•

Processing, Imaging and Reservoir revenue was up 21% year-on-year in $ (7% in €). Sequentially revenue was up 7% in $ with increasing activity for high-end projects including BroadSeisTM. During the quarter, we were awarded a dedicated processing center for Repsol.

•

Multi-client revenue was up 6% year-on-year in $ (down 5% in €). Sequentially, revenue was up 15% in $ as prefunding followed higher Capex this quarter at $75 million (€53 million) and stronger levels of multi-client after-sales were sustained in the Gulf of Mexico, Brazil and the North Sea. The amortization rate averaged 54%, with 85% in land and 41% in marine. Net Book Value of the library at the end of October was reduced to $585 million (€433 million).

•

Multi-client marine revenue was up 8% in $. Capex was $29 million (€20 million) as we extended our North Sea data library in the Cornerstone area. In Q3, we started our first BroadSeisTM Multi-Client survey in Brazil. The project will cover approximately 13,000km2 in the key pre-salt area between the Santos and Campos basins. Prefunding was $18 million (€13 million), a rate of 63%. After-sales worldwide were up 56% to $65 million (€45 million) particularly related to the Gulf of Mexico and Brazil.

•

Multi-client land revenue was up 3% in $. Capex was $46 million (€32 million) mainly dedicated to our Marcellus program with 3 crews operating in continued adverse weather conditions. Prefunding was $34 million (€24 million), a rate of 74%. After-sales were $2 million (€1 million).

Group EBITDAs was $254 million (€178 million), a margin of 32%.

	Second Quarter	Third Quarter		Third Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs	152	254	157	178	124
margin	20%	32%	24%	32%	24%
Sercel EBITDAs	90	100	86	70	67
margin	34%	36%	35%	36%	35%
Services EBITDAs	93	193	99	136	79
margin	18%	33%	22%	33%	22%

Group Operating Income was $98 million (€69 million), a margin of 12%.

	Second Quarter	Third Quarter		Third Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income	16	98	27	69	21
margin	2%	12%	4%	12%	4%
Sercel Op. Income	76	87	74	60	58
margin	29%	32%	30%	32%	30%
Services Op. Income*	-29	53	-17	38	-12
margin	-5%	9%	-4%	9%	-4%

Financial Charges

Financial charges were $32 million (€22 million):

•	Cost of Debt was $40 million.

•	Other financial items were positive at $8 million due to the favorable impact of currency translation.

Taxes were $27 million (€19 million) including the negative impact of $8 million (€6 million) of currency translation.

Group Net Income was $41 million (€29 million), including the $13 million post tax positive impact related to the Spectrum strategic agreement.

Net Income attributable to owners of CGGVeritas was at $37 million (€27 million) after the impact of minority interests of $3 million. EPS was €0.18 per ordinary share and $0.25 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $119 million (€82 million), up 45% year-on-year.

Capex

Global Capex was $179 million (€125 million) this quarter, up of 6% year-on-year.

•	Industrial Capex was $104 million (€73 million).

•	Multi-client Capex was $75 million (€53 million), up 22% in $ with a 70% prefunding rate.

	Second Quarter	Third Quarter
In million $	2011	2011	2010
Capex	145	179	169
Industrial	100	104	107
Multi-client	45	75	62

Free Cash Flow

After interest expenses paid during the quarter, free cash flow was negative $66 million.

Consolidated Income Statement	Second Quarter	Third Quarter		Third Quarter
In millions	2011 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.448	1.439	1.266	1.439	1.266
Operating Revenue	749.6	796.7	656.3	554.1	517.7
Sercel	266.7	275.0	246.9	191.0	194.3
Services	532.7	591.5	460.8	411.6	363.7
Elimination	-49.8	-70.0	-51.2	-48.7	-40.3
Gross Profit	104.0	158.3	102.4	110.6	81.8
Operating Income	15.5	97.8	26.5	68.8	21.2
Sercel	76.4	86.7	74.0	60.2	57.9
Services	-29.3	52.8	-16.5	37.5	-12.2
Corporate and Elimination	-31.6	-41.7	-31.0	-28.9	-24.5
Financial Items	-54.6	-32.3	-45.4	-22.2	-35.1
Income Tax	-5.3	-19.0	-13.0	-13.4	-10.0
Deferred Tax on Currency Translation	1.1	-7.8	0.9	-5.5	0.6
Income from Equity Investments	5.6	1.9	-1.5	1.3	-1.2
Net Income	-37.7	40.6	-32.6	29.0	-24.6
Earnings per share (€) / per ADS ($)	-0.27	0.25	-0.23	0.18	-0.18
EBITDAs	152.4	254.5	156.8	177.9	124.0
Sercel	89.8	100.4	86.1	69.7	67.4
Services	93.3	193.4	99.2	135.5	79.1
Industrial Capex	99.6	104.2	106.9	72.5	90.5
Multi-client Capex	44.9	75.2	61.7	52.6	49.4

Third Quarter 2011 Comparisons with Third Quarter 2010

Year to Date 2011 Financial Results

Group Revenue

Group Revenue was up 14% in $ year-on-year (6% in €).

	YTD		YTD
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	2,275	1,999	1,606	1,514
Sercel Revenue	817	716	576	544
Services Revenue	1,657	1,432	1,170	1,083
Eliminations	-199	-148	-140	-113
Marine contract	732	571	517	432
Land contract	309	276	218	208
Processing	319	281	225	212
Multi-client	298	305	210	230
MC marine	206	211	145	159
MC land	92	94	65	71

Group EBITDAs was $567 million (€400 million), a margin of 25%.

	YTD		YTD
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs	567	499	400	378
margin	25%	25%	25%	25%
Sercel EBITDAs	298	226	211	171
margin	37%	31%	37%	31%
Services EBITDAs	382	356	270	269
margin	23%	25%	23%	25%

Group Operating Income was $136 million (€96 million), a margin of 6%.

	YTD		YTD
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income	136	100	96	76
margin	6%	5%	6%	5%
Sercel Op. Income	258	189	182	144
margin	32%	26%	32%	26%
Services Op. Income*	-2	3	-2	2
margin	0%	0%	0%	0%

Financial Charges

Financial charges were $146 million (€103 million):

•	$104 million of recurring cost of debt.

•	$42 million of one-off charges related to our debt refinancing in the first half of the year with $25 million in the first quarter and $17 million in the second quarter.

Group Net Income was negative at $34 million (€24 million) for the first nine months of the year, including $28 million post tax one-off charges.

Net Income attributable to owners of CGGVeritas was negative at $44 million (€31 million) after the impact of minority interests of $10 million. EPS was negative at -€0.21 per ordinary share and -$0.29 per ADS.

Cash Flow

Cash Flow from Operations

Cash flow from operations was $486 million (€343 million), up 54% year-on-year.

Capex

Global Capex was $448 million (€316 million), down 5% year-on-year.

•	Industrial Capex was $283 million (€200 million).

•	Multi-client Capex was $165 million (€116 million) down 30% in $ with 72% prefunded.

In million $	YTD
	2011	2010
Capex	448	471
Industrial	283	236
Multi-client	165	234

Free Cash Flow

After interest expenses paid, free cash flow was negative at $8 million for the first nine months of the year to be compared with a negative $213 million for the first nine months of 2010.

Balance Sheet

Net Debt to Equity Ratio

Group gross debt was up to $1.973 billion (€1.461 billion) at the end of September 2011.

Group net debt was up to $1.543 billion (€1.143 billion), compared to $1.536 billion at the end of 2010, with $430 million (€319 million) in available cash. Consequently, the net debt to equity ratio was stable at 41%.

Year to Date 2011 Comparisons with Year to Date 2010

Consolidated Income Statement	YTD		YTD
In millions	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.417	1.321	1.417	1.321
Operating Revenue	2,274.6	1,999.3	1,605.6	1,513.7
Sercel	816.5	715.9	576.4	543.8
Services	1,657.3	1,431.7	1,169.8	1,082.6
Elimination	-199.2	-148.2	-140.6	-112.6
Gross Profit	359.4	379.8	253.7	287.6
Operating Income	136.4	100.3	96.3	75.9
Sercel	257.6	189.4	181.8	143.9
Services	-2.3	2.7	-1.6	2.0
Corporate and Elimination	-118.9	-91.8	-83.9	-70.0
Financial Items	-146.0	-92.5	-103.1	-70.1
Income Tax	-32.5	-24.7	-22.9	-18.7
Deferred Tax on Currency Translation	-1.4	-2.5	-1.0	-1.9
Income from Equity Investments	9.5	-4.3	6.7	-3.3
Net Income	-33.9	-23.8	-23.9	-18.0
Earnings per share (€) / per ADS ($)	-0.29	-0.24	-0.21	-0.18
EBITDAs	566.7	498.7	400.0	377.5
Sercel	298.4	225.5	210.6	171.3
Services	381.8	356.2	269.5	269.3
Industrial Capex	283.2	236.3	199.9	178.9
Multi-client Capex	164.6	234.3	116.2	177.4

Other Information:

•	A French language conference call is scheduled today November the 9th, at 10:00am (Paris), 9:00am (London).

To take part in the French language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

– France call-in	+33 1 70 77 09 27
– International call-in	+44 203 367 94 57
– Replay	+33 1 72 00 15 01 & +44 203 367 94 60

Code: 274656 #

•	An English language conference call is scheduled today November the 9th, at 3:00pm (Paris), 2:00pm (London), 8:00am (US CT), 9:00am (US ET).

To take part in the English language conference, simply dial in 5 to 10 minutes prior to the scheduled start time.

– US Toll-Free	1-877-317-6789
– International call-in	1-412-317-6789
– Replay	1- 877-344-7529 & 1-412-317 -0088

Code: 10005837

Copies of the presentation and detailed financial results will be posted on the CGGVeritas website at www.cggveritas.com and can be downloaded. These conference calls will be broadcast live on the CGGVeritas website at www.cggveritas.com and a replay will be available for two weeks thereafter.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUSES CONTAINED IN CGG VERITAS' REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-150384) AND CGG VERITAS’ REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-177040) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

November 9th, 2011	By/s/Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary